UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SQL TECHNOLOGIES CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

78471E105

(CUSIP Number)

Rani Kohen

c/o SQL Technologies Corp.

11030 Jones Bridge Road, Suite 206

Johns Creek, Georgia 30022

(770) 754-4711

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78471E105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Rani R. Kohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,243,970(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,043,970(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 14,043,970(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 9,143,970 shares of Common Stock held by KRNB Holdings, LLC, of which Mr. Kohen is the sole owner and manager, and (ii) 100,000 shares of Common Stock held by a family member.
(2)	Includes 4,800,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 78471E105	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of SQL Technologies Corp., a Florida corporation (the “Company”). The Company reports that its principal executive offices are located at 11030 Jones Bridge Road, Suite 206, Johns Creek, Georgia 30022.

Item 2. Identity and Background.

This Statement is filed by Rani Kohen. Mr. Kohen’s principal occupation is serving as the Executive Chairman of the Company, which is a highly disruptive smart platform product technology company, with over 60 U.S. and global patents and patent pending applications, enhancing safety and smart home lifestyle in homes and buildings. Mr. Kohen is a U.S. citizen. The principal business address of Mr. Kohen is c/o SQL Technologies Corp., 11030 Jones Bridge Road, Suite 206, Johns Creek, Georgia 30022.

Mr. Kohen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock and stock options beneficially owned by Mr. Kohen were acquired from the Company in private placement transactions and/or received as compensation for his services as an executive officer of the Company. See Item 5(c) for information relating to Mr. Kohen’s transactions in the Common Stock during the past 60 days. The source of funds for the shares of Common Stock purchased by Mr. Kohen was personal funds or affiliate funds.

Item 4. Purpose of Transaction.

Mr. Kohen acquired the shares of Common Stock reported in this Statement for investment purposes. Mr. Kohen may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by him in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable.

Mr. Kohen does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Kohen in his capacity as an officer or director of the Company or by the Board of Directors with his participation. Mr. Kohen reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Kohen beneficially owns in the aggregate 9,243,970 shares of Common Stock, which represents approximately 12.0% of the Company’s outstanding shares of Common Stock. KRNB Holdings, LLC directly holds 9,143,970 shares of such Common Stock, which Mr. Kohen, as the sole owner and manager of KRNB Holdings, LLC, may be deemed to beneficially own.

CUSIP No. 78471E105	13D	Page 4 of 5 Pages

Mr. Kohen also holds options to purchase an aggregate of 4,800,000 shares of Common Stock that are exercisable as of the date of this Statement and were received as part of his executive officer compensation. Such options include (i) options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.60 per share, which were granted on November 15, 2015 and expire on November 15, 2025; (ii) options to purchase 1,140,000 shares of Common Stock at an exercise price of $6.00 per share, of which 800,000 are currently exercisable and 340,000 will vest on September 1, 2022, which were granted on September 1, 2019 and expire on September 1, 2024; and (iii) options to purchase 3,000,000 shares of Common Stock at an exercise price of $3.00 per share for 1,500,000 shares, $4.00 per share for 500,000 shares, and $6.00 per share for 1,000,000 shares, which were granted on November 21, 2019 and expire on November 21, 2024. Mr. Kohen also holds options to purchase an aggregate of 18,480,000 shares of Common Stock that are not exercisable within 60 days of the date of this Statement, including performance-based options to purchase 17,000,000 shares of Common Stock at exercise prices ranging from $4.00 to $12.00 per share, and options to purchase 1,140,000 shares of Common Stock that were granted on January 1, 2022, expire January 1, 2027, and vest as to 460,000 shares on January 1, 2023 and 340,000 shares on each of January 1, 2024 and 2025.

(b) Mr. Kohen has the sole power to direct the voting and disposition of the shares of Common Stock and options disclosed as beneficially owned by him in the table set forth on the cover page to this Statement.

(c) During the past 60 days, Mr. Kohen engaged in the following transactions in the Company’s Common Stock: Mr. Kohen entered into the Chairman Agreement (defined below) with the Company effective January 1, 2022, pursuant to which he received options to purchase 1,140,000 shares of Common Stock at an exercise price of $12.00 per share and performance-based options to purchase 10,000,000 shares of Common Stock at an exercise price of $12.00 per share, all of which expire January 1, 2027. The information set forth under Item 6 below is incorporated herein by reference.

(d) No person other than Mr. Kohen is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by Mr. Kohen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Effective as of January 1, 2022, the Company entered into a new Executive Chairman Agreement with Mr. Kohen (the “Chairman Agreement”), which is described under “Executive Compensation” in the Company’s prospectus, dated February 10, 2022, filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

Item 7. Material to Be Filed as Exhibits.

99.1	Executive Chairman Agreement, effective as of January 1, 2022, between the Company and Rani R. Kohen (filed as Exhibit 10.45 to the Company’s Registration Statement on Form S-1 (File No. 333-261829) filed with the Securities and Exchange Commission on December 22, 2021 and incorporated herein by reference).

CUSIP No. 78471E105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2022

/s/ Rani R. Kohen
RANI R. KOHEN